UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 335th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MAY 9th, 2018

1. DATE, TIME and PLACE: May 9th, 2018, at 5 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções neighborhood, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The call was issued in accordance with the Internal Regiment of the Board of Directors and of the Company's Technical and Advisory Committees ("Regiment"), as well as with the Company’s Bylaws (“Bylaws”). The meeting was attended by the Directors of the Board of the Company that sign this minute, representing a quorum required in accordance to the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was also present as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS: After the exam and debate of the matter included in the Agenda, the members of the Board of Directors present at the meeting decided as described below:

4.1. ELECTION OF MEMBER FOR THE COMPANY’S STRATEGY COMMITTEE (“Committee”): Approved the election of Mr. Luis Miguel Gilpérez López, Spanish, married, industrial engineer, holder of the Spanish passport no. AAF260969, resident and domiciled in Madrid, Spain, with a business address at Ronda de la Comunicación s/nº, Edificio Sur 2, plant 3, in the City of Madrid, Spain, 28050, for the position of member of the Committee, with a mandate that will end together with the mandate of member of the Company's Board of Directors. With the election hereby approved, the Committee will be composed of 04 (four) members, namely: Mr. Julio Esteban Linares Lopez, Spanish, married, engineer, holder of the Spanish passport no. PAE986482, resident and domiciled in Madrid, Spain, with Ronda de la Comunicación s / nº, Central Building, 1st Floor, in the City of Madrid, Spain, 28050, as President of the Strategy Committee; and Messrs. Luiz Fernando Furlan, Brazilian, married, engineer, holder of the Identity Card RG 2.985.393-X, enrolled with the CPF / MF under No. 019.489.978-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; José María Del Rey Osorio, Spanish, married, economist and business administrator, holder of the Spanish passport no. PAD723809, resident and domiciled in Madrid, Spain, with a business address at Gran Vía, 28, in the City of Madrid, Spain, 28013, and Luis Miguel Gilpérez López, previously qualified, as members of the Strategy Committee.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 335th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MAY 9th, 2018

4.2. INDICATION OF THE CHIEF AUDIT OFFICER: Approved the appointment of Mrs. Paula Bragança França Mansur, Brazilian, married, business administrator, holder of the Identity Card RG 3774477 - SSP / MG and enrolled with CPF / MF under no. 706.845.966-87, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936, as Chief Audit Officer of the Company, pursuant to art. 17, XXVIII of the Company's Bylaws.

5. CLOSING: Since there was no other business to be transacted, the Chairman of the Board of Directors declared the meeting closed and these minutes were drawn up. São Paulo, May 9th, 2018. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luiz Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima; Sonia Julia Sulzbeck Villalobos. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 335th meeting of the Board of Directors of Telefônica Brasil S.A., held on May 9th, 2018, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 9, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director